EVe Mobility Acquisition Corp

4001 Kennett Pike, Suite 302

Wilmington, DE 19807

December 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ernst Greene and John Cash

Re:	EVe Mobility Acquisition Corp Registration Statement on Form S-1 File No. 333-261053

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EVe Mobility Acquisition Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Gregg A. Noel, of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at (650) 470-4540, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Scott Painter
Scott Painter
Chief Executive Officer